Exhibit 19.1
POLICY PROHIBITING ILLEGAL INSIDER TRADING
Federal and State securities laws make it illegal for anyone to trade a company’s securities while in possession of material, nonpublic information related to that company. This is referred to as “illegal insider trading” and may result in criminal or civil penalties. CMS Energy Corporation and its subsidiaries (“Company”) has adopted this Policy Prohibiting Illegal Insider Trading (“Policy”) to help members of the Company’s Boards of Directors (“Directors”), officers and employees comply with insider trading laws and prevent the appearance of illegal insider trading.
Terminology
Insider
Any person who possesses material, nonpublic information is considered an Insider regarding that information. Company Insiders include Directors, officers and employees. Additionally, Insiders include family members and others living in the same household as a Director, officer or employee as well as family members who are directed by a Director, officer or employee regarding transactions in Company Securities. Company contractors, subsidiaries, those in a special relationship with the Company (i.e., auditors, consultants, lawyers, and other advisors), and entities controlled by a Director, officer or employee may also be Insiders.
Company Securities
Company Securities include, but are not limited to:
•CMS Energy Common Stock
•CMS Energy Preferred Stock
•Depositary Shares representing CMS Energy Preferred Stock
•CMS Energy Senior Notes
•CMS Energy Convertible Senior Notes
•CMS Energy Junior Subordinated Notes
•Consumers Energy Preferred Stock
•Consumers Energy First Mortgage Bonds
Material Nonpublic Information
Information will be considered nonpublic until at least one full trading day has passed after it has been disclosed in a broad and non-exclusionary public distribution. As a rule, Insiders should be able to point to some fact to show that the information is generally available; for example, disclosure within a report filed by the Company with the U.S. Securities and Exchange Commission, disclosure on the Company’s investor relations section of its website, issuance of a press release by the Company or announcement of the information in a national news publication.
Information is generally considered “material” if a reasonable investor would consider it important in making an investment decision (i.e., any information that could reasonably be expected to affect the price (positively or negatively) of a Company Security is material). The following are examples of material information for purposes of this Policy:
•earnings and other financial information, including forecasts or changes of such information;

•significant investments, mergers, acquisitions, dispositions and joint ventures;
•significant financings of the Company or its affiliates;
•impending bankruptcy or the existence of severe liquidity problems;
•a significant cybersecurity incident, such as a significant data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
•significant developments regarding customers, partners, suppliers, auditors, executive officers or Directors; and
•dividends, stock splits and other important events regarding the Company’s Securities.
Information which may not appear to be material from the perspective of an individual may in fact be material in light of information or plans known to others. Directors, officers and employees should contact the Company’s General Counsel or Corporate Secretary for guidance as to whether information is material. While waiting for a response, treat the information as material and refrain from trading or gifting any Company Securities.
It is important to remember that whether information is material will be viewed by enforcement authorities with the benefit of hindsight; if the price of a Company Security changed after the information was made public, the information will likely be considered material by enforcement authorities.
Restrictions
Except as otherwise stated in this Policy, Insiders may not purchase, sell, gift, or recommend that another person trade in the Company’s Securities at any time that they are aware of any material nonpublic information relating to or impacting the Company. Similarly, Insiders may not purchase or sell the securities of any other company at any time that, in the ordinary course of such Insiders conducting the Company’s business, they become aware of any material nonpublic information relating to or impacting that other company. Additionally, Insiders may not communicate material nonpublic information to anyone who may trade on the information or pass it along to others who may trade. Directors, officers and employees are responsible for ensuring family members comply with this Policy.
It is Company policy to comply with all applicable securities laws when engaging in transactions related to the Company’s securities.
Responsibility
In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with each individual and any action on the part of the Company or any other Director, officer or employee pursuant to this Policy does not in any way constitute legal advice nor insulate an individual from liability under applicable securities laws. Insider trading while in possession of material nonpublic information is illegal and can result in jail sentences as well as civil penalties, including treble damages. Insiders who violate this policy may be subject to disciplinary action by the Company, including termination for cause. If you have any question or doubt about the applicability or interpretation of this Policy or the propriety of any desired action, please seek clarification from our General Counsel or Corporate Secretary. Do not try to resolve uncertainties on your own.
Procedures
Timing of Transactions: All Directors, all officers, and all employees who routinely deal with sensitive nonpublic financial information are subject to the Company’s trading window (the time during which they and members of their immediate family or household may trade or gift the Company’s Securities). The Corporate Secretary will determine the timing of the trading window and persons subject to the trading window, which are updated periodically. Typically, the trading window commences one full trading day following the release of the Company’s quarterly or year-end report filed by the Company with the U.S. Securities and Exchange Commission, and ends the 15th day of the last month of the then current fiscal quarter. Information regarding the trading window will be appropriately communicated to those persons subject to the trading window. Regardless of the trading window, Insiders may not transact in the Company’s Securities at any time that they are aware of any material nonpublic information relating to or impacting the Company.
Timing Modifications: The Company, through the Corporate Secretary may impose special restrictions during which certain persons will be prohibited from buying, selling, gifting or otherwise effecting transactions in any Company Securities or derivative securities thereof. If a special restriction is imposed, the Company will notify affected individuals, who should thereafter not engage in any transaction involving the purchase, sale, or gift of the Company’s Securities and should not disclose the special restriction to others, except to personal financial advisors or brokers as needed.
Additional Director and Officer Trading Requirements: All Directors and officers are required to obtain the specific prior approval of the Corporate Secretary or General Counsel to trade or gift Company Securities and may not trade or gift until written approval is received. If approved, the Director or officer can trade or gift during the current trading window as long as:
i.    the Director or officer is not aware of any material nonpublic information at the time of executing the trade or gift,
ii.    the Director or officer does not receive notification that the pre-clearance has been revoked and
iii.    the trade or gift is in compliance with other Company policies.

Clearance will be granted or denied at the discretion of the Corporate Secretary or General Counsel and will not constitute investment nor legal advice regarding the advisability of any transaction or ensure compliance with securities laws. If clearance is denied, except for alerting a personal financial advisor or broker as needed, the Director or officer is required to keep the denial confidential.
Exceptions
Retirement Plan: The restrictions contained in this policy do not apply to indirect periodic purchases of securities made under a standing election to invest in Company Securities under the Company’s retirement or other benefit plans, if available, as long as the initial contribution or any change to the contribution is made at a time the Director, officer or employee is not aware of material nonpublic information and is entered into during a trading window, if applicable.
Stock Purchase Plan: This Policy does not apply to periodic contributions to purchase CMS Energy Common Stock or reinvestments of dividends through the CMS Energy Stock Purchase Plan (“SPP”), or any other similar Company plan. However, this Policy applies to enrollment, elections and other transactions under such plans, which must be made when the Director, officer, or employee is not aware of material nonpublic information and during a trading window, if applicable.
Restricted Stock Awards: This Policy does not apply to the granting or the vesting of restricted CMS Energy Common Stock, or the exercise of a tax withholding right pursuant to which the officer or employee has the Company withhold shares of CMS Energy Common stock to satisfy tax withholding requirements upon the vesting of any restricted CMS Energy Common stock. However, this Policy applies to any sale or gift of restricted CMS Energy Common Stock, including sales to cover tax obligations.
Deferred Compensation: This Policy does not apply to a Director electing to defer stock awards to a later date.
Stock Options: This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s Performance Incentive Stock Plan, or other similar plan, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy applies to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other sale for the purpose of generating the cash needed to pay the exercise price of an option or tax obligation.
Rule 10b5-1 Plans: This Policy does not apply to purchases or sales made under an approved pre-arranged contract, instruction or plan effected in accordance with Rule 10b5-1 under the Exchange Act and entered into during a trading window. Contact the General Counsel or Corporate Secretary to obtain written approval at least two weeks before entering into such a pre-arranged contract, instruction or plan. Please refer to the Appendix for additional information on Rule 10b5-1 trading plans. In addition, all Insiders must promptly notify the Corporate Secretary of any termination of a Rule 10b5-1 trading plan.
Prohibited Transactions
Directors and officers are prohibited from engaging in and employees are encouraged not to engage in:
•“pledging” the Company’s Securities (whether as collateral for a loan or otherwise).
•purchasing the Company’s Securities on margin (if the Company Security is used as collateral).
•buying or selling puts or calls, or other derivative securities relating to the Company’s Securities.
•“hedging” which includes transactions that are designed to hedge or offset any decrease in the market value of the Company’s Securities.
•“short selling or trading” which means a combination or pattern of substantial or continuous buying and selling of the Company’s Securities.
•“short sales” which means the sale of a security that the seller does not own.

•standing and limit orders with durations of more than two days.
•investment clubs in which the club invests in Company Securities.
Duration of Applicability
Insider trading laws continue to apply to transactions in Company Securities or the securities of other public companies engaged in business transactions with the Company even after the Insider’s employment or directorship with the Company has terminated. If the Insider is in possession of material nonpublic information when the relationship with the Company concludes, the Insider may not trade in Company Securities or the securities of such other company until the information has been publicly disseminated or is no longer material.
Exceptions and Amendments
The General Counsel and Corporate Secretary are responsible for interpreting and updating this policy as required. The General Counsel or Corporate Secretary may authorize exceptions to the procedures set forth in this Policy, provided that those exceptions are consistent with the general purpose of this Policy and applicable securities laws and confirmed in writing. Any material amendment to the terms of this Policy must be approved by the General Counsel.

Last updated: February 3, 2025

APPENDIX
Guidelines for Rule 10b5-1 Trading Plans

To be effective, a Rule 10b5-1 trading plan must:

1.    Include representations certifying that (a) you are not aware of material nonpublic information at the time of adoption and (b) you are entering into the plan in good faith, and not as part of a plan or scheme to shield trades that would otherwise be considered violations of the insider trading laws;
2.    Specify the beginning and end dates for the Rule 10b5-1 trading plan;
3.    Specify either (a) the amount and price of the Company Securities to be purchased or sold and the dates for such purchases or sales or (b) a formula that determines the amount and price of the Company Securities to be purchased or sold and the dates for such purchases or sales;
4.    Be established only during a trading window and when you are not otherwise subject to a trading restriction;
5.    Be put in place only at a broker acceptable to the Company’s General Counsel or Corporate Secretary;
6.    Be reviewed by the Company’s General Counsel or Corporate Secretary before the Rule 10b5-1 trading plan is put in place;
7.    Be subsequently modified only during a trading window and with approval from the Company’s General Counsel or Corporate Secretary;
8.    If modified, meet all requirements of a newly adopted plan, as if adopted on the date of modification;
9.    If terminated before the end of its term and a new plan is put into place, be implemented only during a trading window;
10.    Comply with the following “cooling-off” periods:
a.    For the Company’s directors and officers, provide that no trade under a Rule 10b5-1 trading plan may occur until the later of (i) the 91st day after the adoption of the plan or (ii) the third business day after the filing date of the Company’s Form 10-Q (or Form 10-K for any plan executed during the fourth fiscal quarter) for the fiscal quarter in which the plan was adopted, up to a maximum of 120 days after adoption of the plan; or
b.    For other Insiders, provide that no trade may occur until the 31st day after the adoption of the Rule 10b5-1 trading plan;

11.    Be the sole outstanding Rule 10b5-1 trading plan for such Insider, unless an exception is approved in advance by the Company’s General Counsel or Corporate Secretary, after evaluating whether any such additional plan would be permitted by Rule 10b5-1; and
12.    Be, if such Rule 10b5-1 trading plan is a single-trade plan, the sole single-trade plan within any consecutive 12-month period.
Additionally, the Company requires that you act in good faith with respect to the Rule 10b5-1 plan for the entire duration of the plan.